UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
              Section 12(g) of the Securities Exchange Act of 1934
             or Suspension of Duty to File Reports Under Section 13
                and 15(d) of the Securities Exchange Act of 1934

                                 Hoover's, Inc.
             (Exact name of registrant as specified in its charter)


           Delaware                   000-26097                 74-2559474
           --------                   ---------                 ----------
(State or other jurisdiction   (Commission File Number)      (I.R.S. Employer
      of incorporation)                                   Identification Number)

             5800 Airport Blvd., Austin, Texas 78752, (512) 374-4500
             -------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     Common stock, par value $.01 per share
                     --------------------------------------
            (Title of each class of securities covered by this Form)


                                      None
                                      ----
                 (Titles of all other classes of securities for
                       which a duty to file reports under
                         Section 13(a) or 15(d) remains)


                Please place an X in the box(es) to designate the
            appropriate rule provision(s) relied upon to terminate or
                        suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)        [X]      Rule 12h-3(b)(1)(i)      [X]
        Rule 12g-4(a)(1)(ii)       [ ]      Rule 12h-3(b)(1)(ii)     [ ]
        Rule 12g-4(a)(2)(i)        [ ]      Rule 12h-3(b)(2)(i)      [ ]
        Rule 12g-4(a)(2)(ii)       [ ]      Rule 12h-3(b)(2)(ii)     [ ]
                                            Rule 15d-6               [ ]


       Approximate number of holders of record as of the certification or notice date: 1


         Effective as of March 3, 2003, Duns Investing IX Corporation ("Acquisition"), a Delaware corporation and wholly-owned subsidiary of The Dun & Bradstreet Corporation ("D&B"), a Delaware corporation, merged with and into Hoover's, Inc. ("Hoover's"), a Delaware corporation, with Hoover's, Inc. as the surviving corporation in such merger. At the effective time of the merger, each outstanding share of common stock, par value $.01 per share, of Hoover's (other than shares held by stockholders who had perfected their appraisal rights under Delaware law and other than shares held by D&B, Acquisition and Hoover's) was converted into the right to receive $7.00 in cash (less applicable withholding taxes), without interest thereon.

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Hoover's, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 3, 2003                       By: /s/ Lawrence M. Kutscher
                                          Name:  Lawrence M. Kutscher
                                          Title:  Chairman of the Board